
ANGLO
AMERICAN


05009179

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Ivor Barton
Assistant Company Secretary

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail ibarton@angloamerican.co.uk

SUPPL


SEC MAIL RECEIVED PROCESSING
JUN 2 1 2005
WASH. D.C. 213 SECTION

15 June, 2005

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Directors' Interests dated 14 June 2005.

Yours faithfully
For and on behalf of Anglo American plc

I Barton
Assistant Company Secretary
Enc - 5 copies

ANGLO AMERICAN PLC (the "Company")

DIRECTORS' INTERESTS

The Company announces that, on 14 June 2005, Mr A J Trahar exercised Long Term Incentive Plan Options, originally granted in 2002, over ordinary shares of US$0.50 in the capital of the Company ("shares") as follows:-.

Number of LTIP options
61,072

Mr Trahar exercised his option to acquire 61,072 shares for a nominal price of £1.00 and sold 14,047 to satisfy tax and national insurance due on the award. Accordingly his beneficial interest in the Company has risen by 47,025 shares.

The Company also announces that, on 14 June 2005, Mr A J Trahar exercised Unapproved Share Options, originally granted in 1999 and 2000, as follows:-.

Number of Unapproved Share Options	Option Price
47,312	**£6.975**
50,292	**£7.655**

The 97,604 shares acquired as a result of these transactions were sold on 14 June 2005 at £13.20 per share.

N Jordan
Company Secretary
15 June 2005

ANGLO AMERICAN PLC (the "Company")

DIRECTORS' INTERESTS

The Company announces that, on 14 June 2005, Mr A J Trahar exercised Long Term Incentive Plan Options, originally granted in 2002, over ordinary shares of US$0.50 in the capital of the Company ("shares") as follows:-.

Number of LTIP options
61,072

Mr Trahar exercised his option to acquire 61,072 shares for a nominal price of £1.00 and sold 14,047 to satisfy tax and national insurance due on the award. Accordingly his beneficial interest in the Company has risen by 47,025 shares.

The Company also announces that, on 14 June 2005, Mr A J Trahar exercised Unapproved Share Options, originally granted in 1999 and 2000, as follows:-.

Number of Unapproved Share Options	Option Price
47,312	£6.975
50,292	£7.655

The 97,604 shares acquired as a result of these transactions were sold on 14 June 2005 at £13.20 per share.

N Jordan
Company Secretary
15 June 2005

ANGLO AMERICAN PLC (the "Company")

DIRECTORS' INTERESTS

The Company announces that, on 14 June 2005, Mr A J Trahar exercised Long Term Incentive Plan Options, originally granted in 2002, over ordinary shares of US$0.50 in the capital of the Company ("shares") as follows:-.

Number of LTIP options
61,072

Mr Trahar exercised his option to acquire 61,072 shares for a nominal price of £1.00 and sold 14,047 to satisfy tax and national insurance due on the award. Accordingly his beneficial interest in the Company has risen by 47,025 shares.

The Company also announces that, on 14 June 2005, Mr A J Trahar exercised Unapproved Share Options, originally granted in 1999 and 2000, as follows:-.

Number of Unapproved Share Options	Option Price
47,312	£6.975
50,292	£7.655

The 97,604 shares acquired as a result of these transactions were sold on 14 June 2005 at £13.20 per share.

N Jordan
Company Secretary
15 June 2005

ANGLO AMERICAN PLC (the "Company")

DIRECTORS' INTERESTS

The Company announces that, on 14 June 2005, Mr A J Trahar exercised Long Term Incentive Plan Options, originally granted in 2002, over ordinary shares of US$0.50 in the capital of the Company ("shares") as follows:-.

Number of LTIP options
61,072

Mr Trahar exercised his option to acquire 61,072 shares for a nominal price of £1.00 and sold 14,047 to satisfy tax and national insurance due on the award. Accordingly his beneficial interest in the Company has risen by 47,025 shares.

The Company also announces that, on 14 June 2005, Mr A J Trahar exercised Unapproved Share Options, originally granted in 1999 and 2000, as follows:-.

Number of Unapproved Share Options	Option Price
47,312	£6.975
50,292	£7.655

The 97,604 shares acquired as a result of these transactions were sold on 14 June 2005 at £13.20 per share.

N Jordan
Company Secretary
15 June 2005

ANGLO AMERICAN PLC (the "Company")

DIRECTORS' INTERESTS

The Company announces that, on 14 June 2005, Mr A J Trahar exercised Long Term Incentive Plan Options, originally granted in 2002, over ordinary shares of US$0.50 in the capital of the Company ("shares") as follows:-.

Number of LTIP options
61,072

Mr Trahar exercised his option to acquire 61,072 shares for a nominal price of £1.00 and sold 14,047 to satisfy tax and national insurance due on the award. Accordingly his beneficial interest in the Company has risen by 47,025 shares.

The Company also announces that, on 14 June 2005, Mr A J Trahar exercised Unapproved Share Options, originally granted in 1999 and 2000, as follows:-.

Number of Unapproved Share Options	Option Price
47,312	£6.975
50,292	£7.655

The 97,604 shares acquired as a result of these transactions were sold on 14 June 2005 at £13.20 per share.

N Jordan
Company Secretary
15 June 2005